Exhibit 99.1

News Release

Stantec Finalizes Divestiture of MWH Constructors

EDMONTON, AB; NEW YORK, NY (November 2, 2018) TSX, NYSE:STN

Global design firm Stantec today announced it has finalized the divestiture of its construction services division, MWH Constructors, to funds managed by Oaktree Capital Management, L.P. (“Oaktree”). Gross proceeds from the sale were approximately $103 million, net cash proceeds are estimated to be $46 million after transaction costs and working capital adjustments.

Stantec will retain responsibility for closing out one remaining waste-to-energy project in the United Kingdom and will retain certain pension obligations. Net of transaction fees and income tax expense, the sale will generate positive cash flow, thereby strengthening the Company’s balance sheet and providing capital to finance future growth. The sale of MWH Constructors is inclusive of MWH Constructors’ UK and US divisions and Slayden Constructors, Inc. MWH Constructors joined Stantec through the MWH acquisition in 2016. Subject to Audit Committee approval of the Company’s third quarter financial results, the Company expects to recognize a non-cash goodwill impairment charge, and a deferred tax charge in Q3 2018. Details of the goodwill impairment and expected deferred tax charges related to the divestiture of Construction services will be provided in conjunction with the third quarter earnings release.

Further details of the sale will be discussed in Stantec’s third quarter 2018 financial results conference call at 7:00 AM MST (9:00 AM EST) on Thursday, November 8. The conference call will be broadcast live and archived in its entirety in the Investors section of stantec.com. Participants wishing to listen to the call via telephone may dial in toll free at 1-334-323-0522 (Canada and United States) or 1-877-260-1479 (international). Please provide confirmation code 5631280 when prompted.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the transaction described above, including statements regarding the anticipated closing date, future growth opportunities for MWH Constructors, and Stantec’s strategic outlook. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the proposed transaction does not close when expected or at all or that the anticipated benefits of the transaction are not realized. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the transaction referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact	Investor Contact
Danny Craig	Cora Klein
Stantec Media Relations	Stantec Investor Relations
Ph: 949-923-6085	Ph: 780-969-2018
danny.craig@stantec.com	cora.klein@stantec.com

Design with community in mind